

December 17, 2013

Via E-mail
Olga Chernetckaia
President and Chief Executive Officer
Azure Holding Group Corp.
2360 Corporate Circle, Ste. 400
Henderson, Nevada 89074

> **Re: Azure Holding Group Corp.**
> **Form 8-K**
> **Filed December 13, 2013**
> **File No. 333-184440**

Dear Ms. Chernetckaia:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Section 4. Matters Related to Accountants and Financial Statements, page 2
Item 4.01. Changes in Registrant's Certifying Accountant, page 2

The Termination of Ronald Chadwick, page 2

1. We note your disclosure in the first paragraph that Ronald Chadwick was your independent registered public accounting firm from April 17, 2012 until December 12, 2013. Further, we note that Ronald Chadwick issued audit reports on your financial statements for each of the years ended August 31, 2012 and August 31, 2013. In this regard, please revise your disclosure to clarify that the reports of Ronald Chadwick on your financial statements for the years ended August 31, 2012 and August 31, 2013 and for the period from April 17, 2012 (date of inception) to August 31, 2013 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to audit scope or accounting principles, except that the reports contained an explanatory paragraph stating that there was substantial doubt

about the Company's ability to continue as a going concern. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

2. Please revise your disclosure to clarify whether there were any disagreements during the period April 17, 2012 (inception) to August 31, 2013 and the subsequent interim period preceding the resignation of Ronald Chadwick. Please refer to paragraphs (a)(1)(iv) of Item 304 of Regulation S-X and Question 111.01 of our Compliance & Disclosure Interpretations of Regulation S-K available on our website at www.sec.gov.

Item 9.01 Financial Statements and Exhibits, page 3

3. Please file an updated letter from Ronald Chadwick as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 if you have questions regarding our comments or any other questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief